Exhibit 4.25
English Translation for Reference
POWER OF ATTORNEY
I, Chunlin Wang, a citizen of the People’s Republic of China (the “PRC”) with the Chinese ID card No.: 430625196905225317, is the shareholder of Shenzhen Xinbao Investment Management Co., Ltd (“Shenzhen Xinbao”), holding 95% equity interest of Shenzhen Xinbao. I hereby irrevocably appoint Ying Si Kang Information Technology (Shenzhen) Co., Ltd. (“Ying Si Kang”) to exercise the following rights during the term of this Power of Attorney:
I hereby authorize the person designated by Ying Si Kang which it thinks fit to represent me with full power to exercise all voting rights of shareholder to which I shall be entitled in accordance with PRC laws and Shenzhen Xinbao’s Articles at shareholders’ meetings of Shenzhen Xinbao, including but not limited to the right to sell or transfer any or all of my equity interest in Shenzhen Xinbao, to vote on all important matters of Shenzhen Xinbao as my authorized representative at its shareholders’ meetings, and to elect and appoint the directors and officers of Shenzhen Xinbao. I will issue a power of attorney to the person designated by Ying Si Kang from time to time as per its request so as to facilitate the designee with full power to exercise all voting rights of shareholder at shareholders’ meetings of Shenzhen Xinbao on my behalf.
If Ying Si Kang designates me to attend a shareholders’ meeting of Shenzhen Xinbao, I promise that I will exercise the voting rights of shareholder according to the instructions of Ying Si Kang.
During the validly existing period of Shenzhen Xinbao and within the term of the Loan Agreement executed by myself and Ying Si Kang, this Power of Attorney shall have a term of ten (10) years from the execution date of this Power of Attorney.

/s/ Chunlin Wang
Chunlin Wang

December 3, 2010